Seth J. Gottlieb

+1 650 843 5864

sgottlieb@cooley.com

May 6, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo, Legal Branch Chief Jeff Kauten, Staff Attorney Craig Wilson, Senior Assistant Chief Accountant David Edgar, Staff Accountant

Re:	Fastly, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed May 1, 2019 File No. 333-230953

Ladies and Gentlemen:

On behalf of Fastly, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated May 3, 2019 with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1, filed on May 1, 2019. The Company is concurrently filing an Amendment No. 2 to Registration Statement on Form S-1, which includes changes that reflect the responses to the Comments (the “Registration Statement”).

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of the Company’s responses correspond to the page numbers of the Registration Statement, as filed on the date hereof.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Incremental Costs to Obtain a Contract with a Customer, page F-8

1.

You disclose that you pay sales commissions based on contract value upon signing a new arrangement with a customer and upon renewals. You further disclose that you amortize deferred sales commissions over the expected customer life which is approximately five years. Please tell us, and revise to clarify, whether commissions paid upon renewal are commensurate with initial commissions. Also disclose how commissions paid for renewals are considered in your five-year period of benefit for the initial commission. Finally, disclose the period of time over which you amortize commission costs related to contract renewals. Refer to ASC 340-40-35-1 and 340-40-50-2(b).

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000  f: (650) 849-7400  cooley.com

United States Securities and Exchange Commission

May 6, 2019

Page Two

The Company supplementally advises the Staff that commissions paid for renewals are generally not commensurate with its initial commissions, as the commissions paid for renewals are only calculated based on the incremental increase in contract value from the renewal and not the total contract value. Therefore, renewal commissions tend to be smaller than the commission on the original contract. The commissions for renewals are also amortized over a five-year period, similar to commissions for new contracts. The Company has revised the disclosure on page F-9 of the Registration Statement.

Revenue Recognition, page F-14

2.

Please tell us how you considered the guidance to disaggregate revenue into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors, e.g., geographical regions, customer market or type and sales channel. Refer to ASC 606-10-50-5 and also see ASC 606-10-55-89 through 91.

The Company supplementally advises the Staff that, in connection with its adoption of ASC 606, the Company considered whether a disaggregation of revenue, beyond the disclosures by geography and customer size (enterprise versus non-enterprise customers), were necessary. The majority of the Company’s products and services are delivered on a single network in a consistent manner to customers. The Company measures its business based on overall revenue and usage and not on a disaggregated basis, other than with respect to geography and customer size. Further, when providing these products and services, there are no identifiable differences as to how the products and services are provided based on differing geographic regions, types of customer, customer market or sales channel. Additionally, there is no difference in expected cash flow or revenue recognition by customer based on geographic regions, type of customer, customer market or sales channel. As such, the Company concluded that no additional disaggregation was necessary. The Company has revised the disclosure on page F-16 of the Registration Statement to include disaggregated revenue based on geography and customer size.

The Company also considered whether it should separately disaggregate usage and non-usage revenue, which includes support and professional services. As substantially all of the Company’s revenue is derived from usage of its platform, the Company does not believe disaggregation was necessary as only an insignificant amount of its revenue is non-usage based.

3.

We note your disclosure on page 69 that many of your customers have tiered usage pricing which reflects discounted rates. Please provide us with a more specific discussion of the terms of the usage and pricing and tell us how you considered whether the discount represents a material right. Refer to ASC 606-10-55-42.

The Company supplementally advises the Staff that customers’ rates are applied on a monthly basis based on their usage of its platform within that month. Customers with tiered pricing receive reduced rates that are applied on a monthly basis to the incremental usage over the preceding tier. But since usage charges are reset monthly, they only apply within the current month, and the customer does not receive a discount in any one month based on usage in other months. The tiered pricing only applies to usage within a month and does not carry over to future periods. As such, the Company does not believe the tiered usage charges represent a material right. The Company has revised the disclosure on page 70 of the Registration Statement.

Note 16. Subsequent Events (unaudited), page F-40

4.

You disclose that you will recognize approximately $10.6 million of stock-based compensation expense related to the 3,905,125 stock options granted after December 31, 2018. Please clarify how a portion of this amount is reflected in the unrecognized stock-based compensation cost as of March 31, 2019 which is disclosed in Note 10, page F-34.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000  f: (650) 849-7400  cooley.com

United States Securities and Exchange Commission

May 6, 2019

Page Three

In response to the Staff’s comment, the Company has revised the disclosure on page F-42 of the Registration Statement.

5.

You disclose that your estimated stock-based compensation expense for stock options granted after December 31, 2018 is based on the midpoint of the preliminary price range (“the midpoint price”). However in your correspondence letter dated April 29, 2019, the amounts used as the fair values for financial reporting purposes for the stock options granted in February and April, 2019 were not the midpoint price. To the extent the fair values of common stock for financial reporting purposes were not the midpoint price, please revise your disclosures accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on page F-42 of the Registration Statement.

*            *             *

Please contact me at (650) 843-5864 with any questions or further comments regarding our responses to the Staff’s Comments.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000  f: (650) 849-7400  cooley.com

United States Securities and Exchange Commission

May 6, 2019

Page Four

Sincerely,

Cooley LLP

/s/ Seth J. Gottlieb
Seth J. Gottlieb

cc:

Adriel Lares, Fastly, Inc.
Paul Luongo, Fastly, Inc.
Mark P. Tanoury, Cooley LLP
Jon C. Avina, Cooley LLP
Kate L. Nichols, Cooley LLP
Alan F. Denenberg, Davis Polk & Wardwell LLP
Sarah K. Solum, Davis Polk & Wardwell LLP

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000  f: (650) 849-7400  cooley.com